                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                   ALICO, INC.
                                   -----------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    016230104
                          ----------------------------
                                 (CUSIP Number)

                   Donna H. Respress, 700 South Scenic Highway
                    Frostproof, Florida 33843 (863) 635-2251
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 2, 2001
                      -------------------------------------
             (Date of Event Which Requires Filing of This Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-(e), 240.13d-1f or 240.13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



                               (Page 1 of 6 pages)


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CUSIP NO. 01630104

--------------------------------------------------------------------------------
(1)  Name of Individual Reporting Person and Social       BEN HILL GRIFFIN III
     Security No.
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group    (a)
     (See Instructions)
                                                       -------------------------

                                                         (b)
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                  OO
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization                UNITED STATES
--------------------------------------------------------------------------------
  Number of Shares       (7)  Sole Voting Power          22,064
  Beneficially          --------------------------------------------------------
  Owned by Each
  Reporting Person       (8)  Shared Voting Power        3,577,126
  With                  --------------------------------------------------------

                         (9)  Sole Dispositive Power     22,064
                        --------------------------------------------------------

                         (10) Shared Dispositive Power   3,577,126
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each         3,599,190
     Reporting Person
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount of Row (11)  51.09%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)         IN
--------------------------------------------------------------------------------


                               (Page 2 of 6 pages)

CUSIP NO. 01630104

--------------------------------------------------------------------------------
(1)  Name of Entity Reporting Person and                 BEN HILL GRIFFIN, INC.
     I. R. S. Identification No.
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group    (a)
     (See Instructions)
                                                       -------------------------

                                                         (b)
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                  OO
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization                FLORIDA
--------------------------------------------------------------------------------
  Number of Shares       (7)  Sole Voting Power
  Beneficially          --------------------------------------------------------
  Owned by Each
  Reporting Person       (8)  Shared Voting Power        3,493,777
  With                  --------------------------------------------------------

                         (9)  Sole Dispositive Power
                        --------------------------------------------------------

                         (10) Shared Dispositive Power   3,493,777
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each
     Reporting Person                                    3,493,777
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount of Row (11)  49.59%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)         CO
--------------------------------------------------------------------------------


                               (Page 3 of 6 pages)


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CUSIP NO. 01630104

--------------------------------------------------------------------------------
(1)  Name of Entity Reporting Person and      BEN HILL GRIFFIN INVESTMENTS, INC.
     I. R. S. Identification No.
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)                                  (a)

                                                       -------------------------

                                                         (b)
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                  OO
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization                NEVADA
--------------------------------------------------------------------------------
  Number of Shares       (7)  Sole Voting Power          3,493,777
  Beneficially          --------------------------------------------------------
  Owned by Each
  Reporting Person       (8)  Shared Voting Power
  With                  --------------------------------------------------------

                         (9)  Sole Dispositive Power     3,493,777
                        --------------------------------------------------------

                         (10) Shared Dispositive Power
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by              3,493,777
     Each Reporting Person
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount of Row (11)  49.59%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)         CO
--------------------------------------------------------------------------------


                               (Page 4 of 6 pages)


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CUSIP NO. 01630104

                                  INTRODUCTION

     This statement on Schedule 13D (the "STATEMENT") constitutes Amendment
No. 3 to the filing of an original Schedule 13D undertaken by each of Ben Hill Griffin III ("BHGIII"), Ben Hill Griffin, Inc. ("BHGI") and Ben Hill Griffin Investments, Inc. ("BHG INVESTMENTS") (collectively the "REPORTING PERSONS"), as of November 12, 1997, in connection with a transfer by BHGI, a corporation indirectly controlled by BHGIII, to BHG Investments, a corporation wholly owned by BHGI, of 3,493,777 shares of the common stock, par value $1.00 per share, of Alico, Inc., a Florida corporation ("ALICO"), completed on November 5, 1997. Amendment No. 1 was filed on October 1, 2001 for the principal purpose of reporting upon the status of a civil suit (The Four Sisters Protectorate, et al v. Ben Hill Griffin, III, Trustee, Polk County, Florida Circuit Court, Case No. GC-G-0054, Section 81) (the "Suit") that had been filed in January 2000 against BHG III by the families of his four sisters, most of the members of which are beneficiaries of a trust, entitled the Ben Hill Griffin, Jr. Revocable Intervivos Trust #1 (the "TRUST"). The Suit had sought the imposition of judicial sanctions, including BHG III's removal as trustee of the Trust, and asserted as grounds for such demands allegations of over-compensation and receipt of an illegal bonus. As reported in such Amendment, trial of the Suit was commenced in late March 2001, but was suspended shortly thereafter so that the parties might engage, at the court's direction, in further mediation which resulted in the execution of a Settlement Agreement, dated as of March 29, 2001. The Amendment further disclosed the terms of the Settlement Agreement; that, as of May 14, 2001, Harriett G. Harris (BHGIII's sister), George W. Harris, Jr., her spouse, and their lineal descendants (collectively the "HARRIS FAMILY") had filed a motion with the Court seeking to have the same declared invalid and unenforceable which, in turn, led BHG, as trustee, to move for its enforcement; and that such motion was considered by the court in a bench trial setting that commenced on October 3, 2001.

     Amendment No. 2 was filed on October 8, 2001 to report that as of October 5, the court had tentatively ruled in favor of the Settlement Agreement's validity and enforceability as to all parties, including the Harris Family, and had indicated that a final written order would be issued at a later date.

     The Reporting Persons are filing this Amendment No. 3 together as a group pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.


ITEM 1.  SECURITY AND ISSUER

         Previous disclosure unchanged


ITEM 2.  IDENTITY AND BACKGROUND.

         Previous disclosure unchanged


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Previous disclosure unchanged


ITEM 4.  PURPOSE OF TRANSACTION.

         Previous disclosure unchanged


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Previous disclosure unchanged


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


         On Friday, November 2, 2001, the court issued its written Judgment Enforcing Settlement Agreement Obtained at Court-Ordered Mediation, affirming its oral bench ruling that the Settlement Agreement is valid,


                               (Page 5 of 6 pages)


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CUSIP NO. 01630104

binding and enforceable as to all parties to the action, including each member of the Harris Family, and ordering and affirmatively enjoining the Harris Family to specifically perform the terms of the Settlement Agreement by acting in good faith and in a timely and reasonable manner to execute and deliver all documents reasonable necessary to implement and close the transactions contemplated by the Settlement Agreement. If such Judgment is appealed, as the Reporting Persons believe to be likely, BHG III expects to pursue further negotiations with representatives of the Harris Family to effect a timely consummation of the transactions contemplated by the Settlement Agreement, assuming such appeal to result in a judgment affirming the circuit court's ruling.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Previous disclosure unchanged



SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                               /s/ Ben Hill Griffin
                               -------------------------------------------------
                               Ben Hill Griffin III


                               BEN HILL GRIFFIN, INC.

                               By: /s/ Ben Hill Griffin III
                                   ---------------------------------------------
                                   Ben Hill Griffin III, Chief Executive Officer


                               BEN HILL GRIFFIN INVESTMENTS, INC.

                               By: /s/ Ben Hill Griffin III
                                   ---------------------------------------------
                                   Ben Hill Griffin, President

November 9, 2001






                               (Page 6 of 6 pages)